TSX: POM, AMEX: PLM
ADVANCING TO PRODUCTION	1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-24

POLYMET HOSTS ANALYST AND INVESTOR TOUR

UPDATED PRESENTATION ON WWW.POLYMETMINING.COM

Vancouver, British Columbia, October 4, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported that it is hosting a project tour today by analysts and investors at its 100%-owned NorthMet Project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

An updated presentation has been filed on the Company’s website at www.polymetmining.com.

Key subjects for discussion will be the recently announced increase in measured and indicated mineral resources and the interim increase in reserves as well as the opportunity to sell concentrates during construction and commissioning of the hydrometallurgical plant.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media Contact:	Investor Contact:
LaTisha Gietzen	Alex Macdougall
+1 (218) 225-4417	+1 (519) 887-6625
lgietzen@polymetmining.com	amacdougall@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated resource”, “mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the Securities & Exchange Commission does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.